UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *
SELECTICA, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
816288104

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,913,072

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,913,072

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,913,072

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,913,072

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,913,072

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,913,072

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	816288104

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,913,072

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,913,072

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,913,072

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Versata Enterprises, Inc., Trilogy, Inc. and Joseph A. Liemandt with the Securities and Exchange Commission (the “Commission”) on November 13, 2008, as amended by Amendment No. 1 to Schedule 13D file the with the Commission on November 20, 2008 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share, of Selectica, Inc. Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented with the following paragraph:
     On December 18, 2008 and December 19, 2008, Versata used approximately $120,809 of Versata’s working capital to purchase an aggregate of 154,061 shares of common stock of the issuer reported as beneficially owned by Versata herein.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented with the following:
     On December 18, 2008, the reporting persons purchased an additional 30,000 shares and on December 19, 2008, the reporting persons purchased an additional 124,061 shares. The purchase of these shares resulted in an increase of ownership position by more than 0.5% and the reporting persons purportedly became an “Acquiring Person” under the issuer’s Rights Agreement dated as of February 4, 2003, as amended (the “Rights Agreement”).
     On Friday, December 19, 2008, the reporting persons had a teleconference with the issuer. The issuer was informed of the purchase of these additional shares and informed that the reporting persons may have purportedly become an “Acquiring Person” under the issuers recently amended Rights Agreement.
     On Monday, December 22, 2008, the reporting persons received a complaint (Selectica, Inc. vs. Versata Enterprises, Inc. and Trilogy, Inc., filed in the Court of Chancery of the State of Delaware on December 21, 2008) from the issuer seeking a declaratory judgment as to the validity of the Rights Agreement.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
December 18, 2008	Versata Enterprises, Inc.	30,000	0	$0.7505	Open market purchase
December 19, 2008	Versata Enterprises, Inc.	124,061	0	$0.7923	Open market purchase

(1)	Excludes commission of $0.005 per share on December 18, 2008 and $0.01 per share on December 19, 2008.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
     (d)   Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
     (e)   Not applicable.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 to this Schedule 13D or otherwise herein. The information contained in Exhibit 99.1 to this Schedule 13D and each other Item herein is incorporated by reference in answer or partial answer to this Item.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008	VERSATA ENTERPRISES, INC.

	By:	/s/ Sean P. Fallon

	Name:	Sean P. Fallon
	Title:	Attorney-in-Fact

December 22, 2008	TRILOGY, INC.

	By:	/s/ Sean P. Fallon

	Name:	Sean P. Fallon
	Title:	Attorney-in-Fact

December 22, 2008	JOSEPH A. LIEMANDT

	By:	/s/ Sean P. Fallon

	Name:	Sean P. Fallon, Attorney-in-Fact